

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

Todd A. Stevens
President and Chief Executive Officer
California Resources Corporation
27200 Tourney Road, Suite 200
Santa Clarita, California 91355

>   **Re: California Resources Corporation**
>   **Registration Statement on Form S-1**
>   **Filed December 4, 2020**
>   **File No. 333-251108**

Dear Mr. Stevens:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Scott D. Rubinsky, Esq.